SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of April, 2007
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  Reclassification of AUM
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AMVESCAP's earnings release for the three months ended March 31, 2007 contained a data misclassification in the Quarterly Assets Under Management by Client Domicile table on page 10 of the release. The following information should have been reported: Market gains/reinvestment in the U.S. $5.0, in the U.K. $0.4, in Europe $0.4, in Asia $0.8; and Assets Under Management at March 31, 2007 in the U.S. $273.0, in the U.K. $77.3, in Europe $41.9 in Asia $29.7.

Total market gains/reinvestment and total AUM at March 31, 2007 were not affected by these changes.


This misclassification was also included in the appendix to the 2007 First Quarter Results presentation (page 18). Both the earnings release and the presentation have been corrected on AMVESCAP's website (www.amvescap.com).

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  03 May, 2007                   By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary